CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 4,	October 5,
	2015	2014

Current assets:
Cash and cash equivalents	$85,098	$65,163
Trade accounts receivable	220,762	354,265
Income taxes receivable	2,190	1,439
Inventories (note 4)	887,374	779,407
Prepaid expenses and deposits	13,613	17,507
Assets held for sale	4,989	5,839
Other current assets	26,846	23,784
Total current assets	1,240,872	1,247,404

Non-current assets:
Property, plant and equipment	935,610	873,726
Intangible assets	284,765	287,353
Goodwill	176,445	176,445
Deferred income taxes	1,851	-
Other non-current assets	8,719	8,116
Total non-current assets	1,407,390	1,345,640

Total assets	$2,648,262	$2,593,044

Current liabilities:
Accounts payable and accrued liabilities	$316,299	$374,671
Dividends payable	16,091	-
Total current liabilities	332,390	374,671

Non-current liabilities:
Long-term debt (note 5)	399,000	157,000
Deferred income taxes	-	349
Employee benefit obligations	16,719	19,565
Provisions	17,981	17,926
Total non-current liabilities	433,700	194,840

Total liabilities	766,090	569,511

Equity:
Share capital	108,225	124,595
Contributed surplus	29,971	20,778
Retained earnings	1,750,384	1,885,892
Accumulated other comprehensive income	(6,408)	(7,732)
Total equity attributable to shareholders of the Company	1,882,172	2,023,533

Total liabilities and equity	$2,648,262	$2,593,044

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	January 4,	December 29,
	2015	2013

Net sales	$390,620	$451,415
Cost of sales	347,771	332,216

Gross profit	42,849	119,199

Selling, general and administrative expenses	79,557	72,812
Restructuring and acquisition-related costs (note 6)	3,591	2,036

Operating income (loss)	(40,299)	44,351

Financial expenses, net (note 7(b))	2,793	468

Earnings (loss) before income taxes	(43,092)	43,883

Income tax expense (recovery)	(1,863)	2,194

Net earnings (loss)	(41,229)	41,689

Other comprehensive income (loss), net of related
income taxes (note 9):
Cash flow hedges	1,324	(1,477)

Comprehensive income (loss)	$(39,905)	$40,212

Earnings (loss) per share (note 10):
Basic	$(0.34)	$0.34
Diluted	$(0.34)	$0.34

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended January 4, 2015 and December 29, 2013
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 5, 2014	122,324	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

Share-based compensation	-	-	1,743	-	-	1,743
Shares issued under employee share
purchase plan	5	299	-	-	-	299
Shares issued pursuant to exercise of
stock options	4	125	(38)	-	-	87
Shares repurchased and cancelled	(1,525)	(1,555)	-	-	(78,188)	(79,743)
Share repurchases for future settlement
of non-Treasury RSUs	(280)	(15,239)	7,488	-	-	(7,751)
Dividends declared	-	-	-	-	(16,091)	(16,091)
Transactions with shareholders of the
Company recognized directly in equity	(1,796)	(16,370)	9,193	-	(94,279)	(101,456)

Cash flow hedges (note 9)	-	-	-	1,324	-	1,324
Net earnings (loss)	-	-	-	-	(41,229)	(41,229)
Comprehensive income (loss)	-	-	-	1,324	(41,229)	(39,905)

Balance, January 4, 2015	120,528	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	1,781	-	-	1,781
Shares issued under employee share
purchase plan	5	227	-	-	-	227
Shares issued pursuant to exercise of
stock options	17	698	(182)	-	-	516
Shares issued or distributed pursuant to
vesting of restricted share units	171	5,041	(5,041)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	-	-	(13,164)	(13,164)
Transactions with shareholders of the
Company recognized directly in equity	(107)	(8,515)	4,941	-	(13,164)	(16,738)

Cash flow hedges (note 9)	-	-	-	(1,477)	-	(1,477)
Net earnings	-	-	-	-	41,689	41,689
Comprehensive income (loss)	-	-	-	(1,477)	41,689	40,212

Balance, December 29, 2013	121,519	$99,352	$33,810	$(2,133)	$1,611,871	$1,742,900

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	January 4,	December 29,
	2015	2013

Cash flows from (used in) operating activities:
Net earnings (loss)	$(41,229)	$41,689
Adjustments to reconcile net earnings to cash flows from
operating activities (note 11(a))	19,182	17,535
	(22,047)	59,224
Changes in non-cash working capital balances:
Trade accounts receivable	132,085	28,337
Income taxes	(738)	(1,846)
Inventories	(100,137)	(87,170)
Prepaid expenses and deposits	3,894	3,320
Other current assets	(3,558)	(3,349)
Accounts payable and accrued liabilities	(40,222)	(9,795)
Cash flows used in operating activities	(30,723)	(11,279)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(95,073)	(57,981)
Purchase of intangible assets	(2,244)	(142)
Proceeds on disposal of assets held for sale and property, plant and equipment	1,332	882
Cash flows used in investing activities	(95,985)	(57,241)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term bank credit facility	242,000	64,000
Proceeds from the issuance of shares	356	721
Repurchase and cancellation of shares	(79,743)	-
Share repurchases for future settlement of non-Treasury RSUs	(15,239)	(14,481)
Cash flows from financing activities	147,374	50,240

Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	(731)	34
Net increase (decrease) in cash and cash equivalents during the period	19,935	(18,246)
Cash and cash equivalents, beginning of period	65,163	97,368
Cash and cash equivalents, end of period	$85,098	$79,122

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$817	$84
Income taxes	893	2,997

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended January 4, 2015
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company’s fiscal year will end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 will be a transition year, and will include 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three months ended January 4, 2015 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2014 audited annual consolidated financial statements. Certain prior year comparatives have been reclassified to conform to the current period’s presentation.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 4, 2015.

(b)	Seasonality of the business:
The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarter of the calendar year.

(c)	Initial application of new or amended accounting standards in the reporting period:
On October 6, 2014, the Company adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. INVENTORIES:

	January 4,	October 5,
	2015	2014

Raw materials and spare parts inventories	$117,271	$94,946
Work in progress	61,087	52,010
Finished goods	709,016	632,451
	$887,374	$779,407

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date from January 2019 to April 2020. As at January 4, 2015, $399.0 million (October 5, 2014 - $157.0 million) was drawn under the facility, and the effective interest rate for the three months ended January 4, 2015 was 1.2%. In addition, an amount of $7.8 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at January 4, 2015.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	January 4,	December 29,
	2015	2013

Gains on disposal of assets held for sale	$(330)	$(246)
Employee termination and benefit costs	1,109	105
Loss on settlement on wind-up of defined benefit pension plan	-	1,898
Exit, relocation and other costs	2,103	279
Remeasurement of contingent consideration in connection with a
business acquisition	326	-
Acquisition-related transaction costs	383	-
	$3,591	$2,036

Restructuring and acquisition-related costs for the three months ended January 4, 2015 relate primarily to costs incurred in connection with the consolidation of sewing operations, and costs incurred in connection with the acquisition and integration of Doris. Restructuring and acquisition-related costs for the three months ended December 29, 2013 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan.

7. OTHER INFORMATION:

(a)	Depreciation and amortization:
	Three months ended
	January 4,	December 29,
	2015	2013

Depreciation of property, plant and equipment	$24,452	$19,466
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the period	(7,830)	(5,359)
Depreciation of property, plant and equipment included in net earnings	16,622	14,107
Amortization of intangible assets, excluding software	4,159	3,688
Amortization of software	673	455
Depreciation and amortization included in net earnings	$21,454	$18,250

      Property, plant and equipment includes $188.9 million (October 5, 2014 - $166.9 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:
	Three months ended
	January 4,	December 29,
	2015	2013

Interest expense on financial liabilities recorded at amortized cost	$931	$101
Bank and other financial charges	835	710
Interest accretion on discounted provisions	83	80
Foreign exchange loss (gain)	944	(423)
	$2,793	$468

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	January 4,	October 5,
	2015	2014

Financial assets
Amortized cost:
Cash and cash equivalents	$85,098	$65,163
Trade accounts receivable	220,762	354,265
Other current assets	20,116	17,824
Long-term non-trade receivables included in other
non-current assets	4,424	4,008
Derivative financial instruments designated as effective
hedging instruments included in other current assets	597	920

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$304,137	$361,377
Dividends payable	16,091	-
Long-term debt - bearing interest at variable rates	399,000	157,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	6,028	7,335
Derivative financial instruments included in accounts payable
and accrued liabilities - total return swap	96	-
Contingent consideration included in accounts payable
and accrued liabilities	6,038	5,959

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. There has been no significant change in any of the inputs used to measure the fair value of the contingent consideration since the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

9. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended
	January 4,	December 29,
	2015	2013

Net gain (loss) on derivatives designated as cash flow hedges
Foreign currency risk	$236	$(1,658)
Commodity price risk	(1,442)	-

Income taxes	(2)	17

Amounts reclassified from OCI to property, plant and equipment,
related to foreign currency risk	-	(426)

Amounts reclassified from OCI to inventory,
related to commodity price risk	2,987	-

Amounts reclassified from OCI to net earnings,
related to foreign currency risk, and included in:
Net sales	(326)	336
Selling, general and administrative expenses	-	(12)
Financial expenses, net	(134)	272
Income taxes	5	(6)
Other comprehensive income (loss)	$1,324	$(1,477)

The change in the time value element of option contracts designated as cash flow hedges, to reduce the exposure in movements of commodity prices, was not significant for the three months ended January 4, 2015.

The change in forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for the three months ended January 4, 2015.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME (“OCI”) (continued):

For the three months ended January 4, 2015, the derivatives designated as either cash flow hedges or fair value hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings, as the critical terms of the hedged items are closely aligned to the critical terms of the hedging instruments.

As at January 4, 2015, approximately $5.3 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 4,	December 29,
	2015	2013

Net earnings (loss) - basic and diluted	$(41,229)	$41,689

Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	121,926	121,672
Basic earnings (loss) per share	$(0.34)	$0.34

Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	121,926	121,672
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	-	1,374
Diluted weighted average number of common shares outstanding	121,926	123,046
Diluted earnings (loss) per share	$(0.34)	$0.34

Excluded from the above calculation for the three months ended January 4, 2015 are 1,337,634 stock options (2014 - 173,226) which were deemed to be anti-dilutive. Excluded from the above calculation for the three months ended January 4, 2015 are 787,381 Treasury RSUs and common shares held in trust (2014 - nil) which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:
	Three months ended
	January 4,	December 29,
	2015	2013

Depreciation and amortization (note 7(a))	$21,454	$18,250
Restructuring charges related to assets held for sale (note 6)	(330)	(246)
Remeasurement of contingent consideration in connection with a
business acquisition (note 6)	326	-
Loss on disposal of property, plant and equipment	623	917
Share-based compensation	1,773	1,803
Deferred income taxes	(1,863)	1,090
Unrealized net loss (gain) on foreign exchange and financial derivatives	551	(616)
Timing differences between settlement of financial derivatives and
transfer of deferred loss in accumulated OCI to net earnings	(133)	-
Other non-current assets	(603)	975
Employee benefit obligations	(2,671)	(4,565)
Provisions	55	(73)
	$19,182	$17,535

(b)	Variations in non-cash transactions:
	Three months ended
	January 4,	December 29,
	2015	2013

Dividends declared included in dividends payable	$16,091	$13,164
Additions to property, plant and equipment included in accounts payable
and accrued liabilities	(8,041)	2,526
Proceeds on disposal of property, plant and equipment included in
other current assets	79	-
Transfer from accounts payable and accrued liabilities to contributed surplus in connection with share repurchases for future settlement
of non-Treasury RSUs	7,488	8,383
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and
exercise of stock options	38	5,223

(c)	Cash and cash equivalents:
	January 4,	October 5,
	2015	2014

Bank balances	$85,040	$65,099
Term deposits	58	64
	$85,098	$65,163

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2014 audited annual consolidated financial statements, and note 2 (c) of these condensed interim consolidated financial statements.

	Three months ended
	January 4,	December 29,
	2015	2013

Segmented net sales:
Printwear	$160,339	$261,843
Branded Apparel	230,281	189,572
Total net sales	$390,620	$451,415

Segment operating income (loss):
Printwear	$(20,993)	$48,256
Branded Apparel	8,266	21,937
Total segment operating income (loss)	$(12,727)	$70,193

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income (loss)	$(12,727)	$70,193
Amortization of intangible assets, excluding software	(4,159)	(3,688)
Corporate expenses	(19,822)	(20,118)
Restructuring and acquisition-related costs	(3,591)	(2,036)
Financial expenses, net	(2,793)	(468)
Earnings (loss) before income taxes	$(43,092)	$43,883

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. EVENTS AFTER THE REPORTING PERIOD:

(a)
On February 4, 2015, the Company announced that it signed a definitive agreement to acquire substantially all of the operating assets of a company operating under the Comfort Colors trade name, for cash consideration of approximately $100 million. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The acquisition is subject to customary closing conditions and is expected to close by the end of the second quarter of fiscal 2015. Comfort Colors markets its products under the Comfort Colors® brand, which is one of the most recognized brands among consumers purchasing from college bookstores, specialty retail stores, destination and resort shops. Comfort Colors purchases prepared-for-dye garments from third-party vendors, including Gildan. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

(b)
On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares will be paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. All earnings per share and share data in these condensed interim consolidated financial statements and notes are stated prior to the stock split.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.38